Proteon Therapeutics, Inc.
200 West Street

(781) 890-0102

January 8, 2016

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Suzanne Hayes

RE:	Proteon Therapeutics, Inc.
Registration Statement on Form S-3
SEC File No. 333-207965

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Proteon Therapeutics, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the Company’s above-referenced Registration Statement on Form S-3, as amended (the “Registration Statement”), be accelerated to 4:00 p.m. Eastern Time, on January 12, 2016 or as soon as practicable thereafter, unless you are orally or in writing notified to the contrary by the Company prior to such date and time. In the event you are orally notified, you will be contacted either by me, or William S. Perkins or Julio E. Vega of Morgan, Lewis & Bockius LLP.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please do not hesitate to contact William S. Perkins at (617) 951-8574 of Morgan, Lewis & Bockius LLP, counsel to the Company.

Please contact William S. Perkins as soon as the Registration Statement has been declared effective.

Sincerely,

PROTEON THERAPEUTICS, INC.

/s/ George A. Eldridge
Name:	George A. Eldridge
Title:	Senior Vice President, Chief Financial Officer, Treasurer and Secretary

cc:	Alla Berenshteyn, U.S. Securities and Exchange Commission
Dean Profis, Proteon Therapeutics, Inc.
Julio E. Vega, Morgan, Lewis & Bockius LLP
William S. Perkins, Morgan, Lewis & Bockius LLP
Christina Bailey, Morgan, Lewis & Bockius LLP